Exhibit 99.1

Glory Star Announces Shareholders’ Approval of Merger Agreement

BEIJING, China, October 27, 2022 /PRNewswire/ -- Glory Star New Media Group Holdings Limited, (“Glory Star” or the “Company”) (Nasdaq: GSMG), a leading digital media platform and content-driven e-commerce company in China, today announced that at the general meeting of shareholders held today, the Company’s shareholders voted in favor of the proposals to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated as of July 11, 2022, among the Company, Cheers Inc. (“Parent”) and GSMG Ltd. (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”), and the transactions contemplated thereby, including the merger contemplated by the Plan of Merger (the “Merger”).

Approximately 75.225% of the Company’s total outstanding ordinary shares voted in person or by proxy at today’s general meeting. Of these ordinary shares voted in person or by proxy at the general meeting, approximately 99.882% were voted in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the transactions contemplated thereby.

The parties to the Merger Agreement currently expect to complete the Merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. Upon completion of the Merger, Glory Star will become a privately held company and its ordinary shares will no longer be listed on the Nasdaq Capital Market (“NASDAQ”). In addition, ninety days after the filing of Form 15 or such longer period as may be determined by the SEC, the Company’s ordinary shares and warrants currently listed on the NASDAQ under the symbols “GSMG” and “GSMGW” will be deregistered under the Securities Exchange Act of 1934 and the Securities Act of 1933.

About Glory Star

Since its establishment in 2016, Glory Star has been laser focused on developing an ecosystem for its users that incorporates quality content, e-commerce, social networking, and gaming. The Company continues to integrate its cutting edge blockchain technologies, massive user base from its CHEERS ecosystem, quality content offerings, and its well-established e-commerce platform, and through the right application of 5G, AR, VR and NFT technologies to develop a metaverse boasting a wide range of “online + offline” and “virtual + reality” scenarios. Glory Star’s CHEERS Video and e-Mall platforms provide a solid foundation for it to rapidly develop different entertainment and shopping applications for the metaverse. Glory Star also provides a suite of tools for its users to facilitate the development of new content by creators. The Company is remaining at the forefront of disrupting the way new media and e-commerce is operated. For more information, please visit http://ir.gsmg.co/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties and assumptions. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release, and Glory Star does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations

Glory Star New Media Group Holdings Limited

Yida Ye

Email: yeyida@gsmg.co